Exhibit 1.01

Welbilt, Inc.
Conflict Minerals Report
for the Year Ended December 31, 2017

This Conflict Minerals Report (this “Report”) for the year ended December 31, 2017 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).

Part I. Introduction and Company Overview

This Report has been prepared by management of Welbilt, Inc. (the “Company,” “we,” “us,” or “our”) for calendar year 2017 in accordance with Rule 13p-1. This Report discusses the Company’s efforts related to determining whether any of the products it manufactures or that it has contracted to be manufactured contain tin, tantalum, tungsten, and gold, (collectively, “3TG Minerals”) that are necessary to the functionality or production of such products that may have originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”) or are from recycled or scrap sources.

The Company operates in the foodservice segment supplying foodservice equipment to commercial and institutional foodservice operators such as full-service restaurants, quick-service restaurant chains, hotels, caterers, supermarkets, convenience stores, business and industry, hospitals, schools and other institutions.

Part II. Products Covered by this Report

We have a presence throughout the world’s most significant markets in the following product groups:

Primary cooking equipment. We design, manufacture and sell a broad array of ranges, griddles, grills, combi ovens, convection ovens, conveyor ovens, induction cookers, broilers, tilt fry pans/kettles/skillets, braising pans, cheese melters/salamanders, cook stations, table top and countertop cooking/frying systems, fryers, steam jacketed kettles, and steamers. We sell traditional ovens, combi ovens, convection ovens, conveyor ovens, rapid-cooking ovens, range and grill products under the Convotherm, Garland, Lincoln, Merrychef, U.S. Range, and other brand names. Fryers and frying systems are marketed under the Frymaster and Dean brand names, while steam equipment is manufactured and sold under the Cleveland brand.

Serving, warming and storage equipment. We design, manufacture and sell a range of cafeteria and buffet equipment stations, bins, boxes, warming cabinets, warmers, display and deli cases, and insulated and refrigerated salad and food bars. Our equipment stations, cases, food bars and food serving lines are marketed under the Delfield, Fabristeel, Frymaster, Merco and other brand names.

Beverage dispensers and related products. We produce beverage dispensers, blended ice machines, ice/beverage dispensers, beer coolers, post-mix dispensing valves, backroom equipment and support system components and related equipment for use by quick-service restaurant chains, convenience stores, bottling operations, movie theaters, and the soft-drink industry. Our beverage and related products are sold under the Servend, Multiplex, TRUpour, and Welbilt Beverage Systems brand names.

Ice-cube machines, ice flaker machines, and storage bins. We design, manufacture and sell ice machines under the Manitowoc and Koolaire brand names. Our ice machines make ice in cube, nugget and flake form. The ice-cube machines are available either as self-contained units, which make and store ice, or as modular units, which make ice, but do not store it.

Walk-in refrigerator and freezer equipment. We design, manufacture and sell commercial upright and under counter refrigerators and freezers, blast freezers, blast chillers and cook-chill systems under the Delfield brand name. We manufacture modular and fully assembled walk-in refrigerators, coolers and freezers, and prefabricated cooler and freezer panels for use in the construction of refrigerated storage rooms and environmental systems under the Kolpak brand name. We also design and manufacture customized refrigeration systems under the RDI Systems brand name.

Aftermarket parts and service solutions. We provide parts and aftermarket service as well as a wide variety of solutions under the KitchenCare brand name.

Part III.  Conflict Minerals Due Diligence Policy

In accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”), the Company undertook a reasonable country of origin inquiry and due diligence efforts to determine whether the 3TG Minerals in the products it manufactures, or contracts to manufacture, that are necessary to the functionality or productions of its products originated in the Covered Countries or are from recycled or scrap sources. The Company designed its due diligence measures to be in conformity, in all material respects, with the internationally recognized due diligence framework set forth in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (“OECD Guidance”), and the related Supplements for each of the 3TG Minerals.

Our due diligence process for 2017 included the steps described below:

Step 1: Establish strong Company Management System

We are committed to the responsible sourcing of our products and we expect the same from our suppliers, including ensuring that the products or components supplied to us do not directly or indirectly finance or benefit armed groups in the Covered Countries. Our suppliers are required to support our efforts to comply with Rule 13p-1. We have a Conflict Minerals Policy, which is available on our website (www.welbilt.com) under Investor Relations - Corporate Governance - Governance Documents. In addition, our standard supplier terms and conditions address our expectations related to any 3TG Minerals supplied to us.

Internal Team and Training

The Company has established a steering committee relating to conflict minerals. Our steering committee includes a team of subject matter experts from relevant functions such as supply chain, internal audit and legal. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy. Senior management is briefed about the results of our compliance efforts on a regular basis.

We continued to require participation in internal training programs to educate anyone within the Company that is a potential contact point for suppliers or other external parties regarding the Company’s conflict minerals compliance efforts.

Step 2: Identify and Assess Risk in Our Supply Chain

Supplier Surveys

Consistent with our Statement on Conflict Minerals, we designed a country of origin inquiry to provide a reasonable basis for us to determine whether we source 3TG Minerals from the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). We continued to use the inquiry process that we developed with the assistance of an internationally-recognized accounting firm and further enhanced with certain resources and insight that we obtained through our membership in CFSI. Our inquiry involved asking approximately 397 suppliers to respond to surveys. We conducted the survey using the Conflict Minerals Reporting Template (the “Template”). The Template is a standardized reporting template developed by CFSI and is intended to facilitate the disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a direct supplier’s conflict minerals policy, engagement with its direct suppliers, and a listing of the smelters the direct supplier and its suppliers use. In addition, the template contains questions about the origin of 3TG Minerals included in the direct supplier’s products, as well as supplier due diligence. Many companies are using the Template in their compliance processes related to 3TG minerals. Written instructions and recorded training illustrating the use of the tool are available on CFSI’s website.

To ensure that suppliers understood our expectations, we obtained a 3TG minerals contact for each supplier and contacted each supplier that we surveyed by phone, email or other writing. We offered our suppliers free conflict minerals compliance training, utilizing resources and materials made available to us by CFSI, and made our employees available to answer suppliers’ questions.

We continued to maintain a centralized mailbox for routing conflict minerals-related inquires. We answered all questions that suppliers requiring further clarification presented to us. We then provided each supplier a copy of the Template to complete for the purposes of conflict minerals tracking. Furthermore, we reviewed responses to the Template with specific suppliers where we believed additional clarification was necessary.

As described above, our efforts encompassed approximately 397 direct suppliers (excluding suppliers who only provide services to us), which constituted substantially our entire direct supply chain. We rely on suppliers whose materials or components contain 3TG Minerals to provide us with information about the source of 3TG Minerals contained in those materials or components. Our direct suppliers similarly rely upon information that their suppliers provide to them. Many of the largest suppliers either are SEC registrants and subject to Rule 13p-1 or are suppliers to other SEC registrants that are subject to Rule 13p-1.

Step 3: Design and Implement a Strategy to Respond to Risks

We completed a management reporting dashboard on a periodic basis summarizing the results of the risk assessment process. Other elements of the Company’s due diligence process designed to respond to identified risks included the following:

•	Suppliers that did not respond to the Company’s initial survey request were sent up to three escalation communications requesting that they provide the information requested.

•
Suppliers who provided incomplete or inconsistent responses were sent follow-up communications asking for clarification. Based on the type of red flag identified during a review of supplier responses, suppliers were sent a corrective action communication.

Step 4: Third-Party audit of smelters’/refiners/ due diligence practices

As a downstream consumer of 3TG Minerals, the Company must rely on its direct suppliers to gather information about smelter and refiners in the supply chain. The Company does not purchase any 3TG Minerals in their raw material form and, to the best of its knowledge, does not directly purchase any products or components directly from any of the Covered Countries. As a result, the Company does not perform or direct audits of smelters and refiners within its supply chain.

Step 5: Report annually on Supply Chain Due Diligence

This Report is being filed with the SEC as an exhibit to our Specialized Disclosure Report on Form SD and is available on our website at: http://ir.welbilt.com/investor-relations/financial-information/sec-filings/default.aspx

Part IV.  Results of Supplier Inquiries

The following summarizes matters relating to our survey responses:

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In response to our inquiry, we received substantive responses from approximately 75% of the approximately 397 suppliers that we surveyed, representing 91% of the Company’s overall spending with suppliers we believed may be providing parts or components containing 3TG Minerals.

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Approximately 100 suppliers that we surveyed, representing 9% of the Company's overall spending with suppliers we believed may be providing parts or components containing 3TG Minerals, did not respond.

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In addition to monthly email reminders, we made at least four follow-up phone inquiries to each supplier where we had questions in regard to the initial survey. We reviewed the responses against criteria developed to determine if they required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the Template. We worked directly with those suppliers to provide revised responses.

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The large majority of the responses that we received provided data at the supplier company level or a division/segment level relative to the supplier, rather than at a level directly relating to a part number that the supplier supplies to us.

•	As such, we are unable to determine whether the 3TG Materials came from the DRC, and will be reporting as conflict undeterminable.

Part V: Conclusion

We conducted our due diligence in good faith. After reviewing the results of our due diligence, we did not find any evidence to suggest that any of the 3TG Minerals in our supply chain that may have originated in a Covered Country (a) finances any armed groups in the Covered Countries or (b) is contained in our products.

Part VI. Future Actions to Improve Our Process

In addition to the commitments set forth in our Statement on Conflict Minerals, we also intend to take the following steps to improve our conflict minerals program:

•	Informing and encouraging suppliers to transition to smelters identified as conflict-free by an independent audit program such as the Conflict-Free Sourcing Initiative (“CFSI”).

•	Participate in CFSI initiatives to encourage smelters and refiners to become compliant.

•	Actively participating in and supporting industry trade groups to help improve communication throughout the supply chain.

•	Working with certain suppliers to help educate them on our ongoing expectations supporting responsible sourcing decisions.

•	Communicate with suppliers that provided incomplete responses or failed to provide responses to ensure that they provide responses for 2018.

•	Communicate our sourcing expectations with any new suppliers and ensure that they understand and adhere to Rule 13p-1.

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